U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

OMB APPROVAL
OMB Number:  3235-0287
Expires:  September 30, 1998
Estimated average burden hours per response:  .5

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

[   ] Check here if no longer subject to Section 16.  Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

1. Name and Address of Reporting Person*
   Last, First, Middle:  Batten, James R.
   Street: 233 South Patterson
   City, State, Zip:  Springfield, MO  65802
2. Issuer Name and Ticker or Trading Symbol:  O'Reilly Automotive, Inc.  (ORLY)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year:  November 30, 1999
5. If Amendment, date of original, month/year:
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [  ] Director     [  ] 10% Owner
   [X ] Officer (give title below)     [  ] Other(specify below)
   Officer Title:  Vice-president of Finance/Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X ] Form filed by One Reporting Person
   [  ] Form filed by More than One Reporting Person

*  If the form is  filed by more  than one  reporting  person,  see  Instruction
   4(b)(v).

TABLE I --  Non-Derivative  Securities  Acquired,  Disposed of, or  Beneficially
Owned

                                                      4.
                                                      Securities Acquired (A)      5.               6.
                                       3.             Disposed of (D)              Amount of        Ownership    7.
                                       Transaction    (Instr. 3, 4 and 5)          Securities       Form:        Nature of
                        2.             Code           ---------------------------- Beneficially     Direct (D)   Indirect
1.                      Transaction    (Instr. 8)                     (A)          Owned at         or Indirect  Beneficial
Title of Security       Date           -------------    Amount        or    Price  End of Month     (I)          Ownership
(Instr. 3)              (mm/dd/yy)      Code      V                   (D)          (Instr. 3 and 4) (Instr. 4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock            11/29/99        M               11,000        A     $11.875 0                D
                        11/29/99        S               11,000        D     $24.00
                        11/24/99        M               5,000         A     $11.875
                        11/24/99        S               5,000         D     $24.00
                        11/23/99        M               5,500         A     $11.875
                        11/23/99        S               5,500         D     $24.011
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                        1,878            I           401(k) plan


------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                $22.95  346              I           Held in escrow
                                                                                                                 under Performance
                                                                                                                 Incentive Plan-1998
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                              **$13.91  262              I           Held in escrow
                                                                                                                 under Performance
                                                                                                                 Incentive Plan-1997
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                              **$8.22   104              I           Held in escrow
                                                                                                                 under Performance
                                                                                                                 Incentive Plan-1996
------------------------------------------------------------------------------------------------------------------------------------

** Performance Incentive Plan awards relate to fiscal years 1997 and 1996, but are held in escrow and will not be released until 1999 and 2000. The price of each respective award relates to the average stock price for each fiscal year award date.


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                    (over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


------------------------------------------------------------------------------------------------------------------------------------
1.            2.       3.       4.        5.             6.               7.               8.       9.        10.        11.
Title of      Conver-  Trans-   Trans-    Number of      Date             Title and Amount Price    Number    Owner-     Nature
Derivative    sion or  action   action    Derivative     Exercisable and  of Underlying    of       of deriv- ship       of
Security      Exer-    Date     Code      Securities     Expiration       Securities       Deriv-   ative     Form of    Indirect
(Instr. 3)    cise              (Instr.   Acquired (A)   Date             (Instr. 3 and 4) ative    Secur-    Deriv-     Benefi-
              Price    (Month/  8)        or Disposed                     ---------------- Secur-   ities     ative      cial
              of       Day/               of (D)         (Month/Day/Year) Title    Amount  ity      Bene-     Security:  Owner-
              Deriv-   Year)              (Instr. 3,                               or      (Instr.  ficially  Direct     ship
              ative                       4, and 5)      Date     Expira-          Number  5)       Owned     (D) or     (Instr.4)
              Secur-            --------  -------------  Exer-    tion             of               at End    Indirect
              ity               Code  V    (A)    (D)    cisable  Date             Shares           of Month  (I)
                                                                                                    (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Employee
stock
options with
tandem with-
holding                                                                   Common
right         $11.875  11/29/99 X                 11,000 10/06/98*10/06/02 Stock   70,000           48,500     D
(right to              11/24/99 X                 5,000
buy)                   11/23/99 X                 5,500
------------------------------------------------------------------------------------------------------------------------------------
Employee
stock
options with
tandem with-
holding
right
(right to                                                                 Common
buy)          $12.25                                     12/01/98*12/01/02 Stock    30,000           30,000     D
------------------------------------------------------------------------------------------------------------------------------------
Employee
stock
options with
tandem with-
holding                                                                   Common
right         $21.3125                                    08/05/00*08/05/09 Stock    20,000           20,000     D
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

All share ending balances have been adjusted to reflect 100% stock dividends in the form of two stock splits: July 31, 1997 and November 15, 1999. Payment dates on the dividends were August 31, 1997 and November 30, 1999, respectively.

*The derivative securities disclosed in Table II above are 25% exercisable 1 year after grant; 50% exercisable 2 years after grant; 75% exercisable 3 years after grant; and 100% exercisable 4 years after grant.


/s/ James R. Batten                             12/08/99
-----------------------------------------------------------
**Signature of Reporting Person                  Date


** Intentional misstatements or omissions of facts constitute  Federal  Criminal
    Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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